February 6, 2009

Via EDGAR and by courier

Daniel F. Duchovny, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3628

RE: Mesa Air Group, Inc.
      Schedule TO-I
      Filed January 13, 2009, amended January 16, 2009
      File No. 005-40348

Dear Mr. Duchovny:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the "Staff"), dated January 22, 2009, to Gregory R. Hall, outside counsel to Mesa Air Group, Inc. (the "Company"), regarding the Company's Schedule TO-I, File No. 005-40348 (the "Schedule TO"), filed by the Company on January 13, 2009, as amended by Amendment No. 1 to the Schedule TO (the "Schedule TO"), filed on January 16, 2009. For ease of reference, the Company refers to its senior convertible notes due 2024 as the "Notes" and the indenture governing the Notes as the "Indenture."

Schedule TO-I

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Staff Comment:

  Please revise your disclosure responsive to Items 5, 6, and 9 to include this disclosure in the offer document as delivered to security holders.

  Company Response:

  In response to the Staff's comment, the Company has amended the Offer to Exchange to include disclosure responsive to Items 5, 6, and 8.

  Staff Comment:

  With respect to your disclosure in Items 5 and 6, please tell us why you need to qualify your disclosure "to [your] knowledge." What prevents you from knowing and disclosing this information. Please explain or delete this qualifier.

  Company Response:

  In response to the Staff's comment, the Company has deleted the knowledge qualifier from its disclosure in Items 5 and 6 of the Schedule TO.

Daniel F. Duchovny, Esq.
United States Securities and Exchange Commission
February 6, 2009

  Item 11. Additional Information

  Staff Comment:

  We note your attempt to incorporate by reference into Schedule TO and the Offer to Exchange all filings under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

  Company Response:

  In response to the Staff's comment, the Company has amended the Schedule TO and Offer to Exchange by removing the references to incorporating future filings by reference.

  Offer to Exchange

  Staff Comment:

  We note that your offer is dated January 12, 2009 but that you did not file the Schedule TO until January 13, 2009. We also note that the offer is scheduled to expire at 5:00 p.m. on the expiration date. It appears that your offer is currently open for 18 business days. Please extend your offer to ensure that it remains open for 20 business days subsequent to commencement, as required by Rules 13e-4(f)(1)(i) and 14e-1(b). See Rule 13e-4(a)(3) for additional guidance on the definition of "business day."

  Company Response:

  In response to the Staff's comment, the Company has amended the Schedule TO and Offer to Exchange to extend the offer until 11:59 p.m., Eastern Standard Time, on February 10, 2009.

  Staff Comment:

  We note that the structure of the offer allows you the ability to determine the nature of the consideration to be paid to security holders depending on your satisfaction of the Indenture Conditions on the expiration date of the offer. It is unclear if you intend to extend the offer in the event you are required to pay the Alternate Consideration. Please provide us your detailed analysis of your compliance with the requirements of Rule 13e-4(3). Also, revise your disclosure to expressly state, if true, that you will pay the Stock Consideration unless you meet the Indenture Conditions.

  Company Response:

  In response to the Staff's comment, the Company informs the Staff that in the event holders of Notes tender their notes for repurchase, and provided that the Indenture Conditions have been met on or prior to February 10, 2009 (the "Expiration Date"), the Company will repurchase such tendered notes with shares of its common stock. This is clearly stated in the Schedule TO and throughout the Offer to Exchange.

  The Company has no control future events and, although it believes that the Indenture Conditions will be satisfied by the Expiration Date, at this time, it can not be certain if its current belief will come to fruition. For example, although the Company has submitted an application for listing of additional shares to NASDAQ, it has not received formal notification from NASDAQ approving the listing of the shares that are issuable in the offer.

Daniel F. Duchovny, Esq.
United States Securities and Exchange Commission
February 6, 2009

  The Company directs the Staff to page 2 of the Offer to Exchange, which sets forth the following:

  Q. How will I know if the Indenture Conditions are satisfied?

  A. The Indenture Conditions are currently satisfied. We will announce by press release if the Indenture Conditions fail to be or cannot be satisfied by the Expiration Date as soon as practicable after we learn of such an event.

  In the event that the Company becomes aware that the Indenture Conditions will not be satisfied by the Expiration Date, the Company will issue a press release and take whatever additional action is necessary to meet the requirements of Rule 13e-4, including the dissemination requirements of Rule 13e-4(3) and further extension of the expiration date of the offer to exchange.

  Cautionary Note About Forward Looking Statements, page 6

  Staff Comment:

  We note your statement in the last paragraph that the company "undertakes no obligation and disclaims any duty to publicly update or revise these forward-looking statements because of new information, future events or otherwise." This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise your disclosure.

  Company Response:

  In response to the Staff's comment, the Company has amended the Offer to Exchange by revising the Cautionary Note About Forward Looking Statements as follows (new language in italics): "undertakes no obligation and disclaims any duty to publicly update or revise these forward-looking statements because of new information, future events or otherwise, except as may be required by Rule 13e-4 promulgated under the Securities Exchange Act of 1934."

  The Offer to Exchange, page 18

  Staff Comment:

  We note that you may ultimately pay cash for tendered securities. Thus, revise your document to disclose the information required by Item 1007 of Regulation M-A.

  Company Response:

  While it is true that the Company will be obligated under the terms of the indenture to pay for the Notes in cash if noteholders tender their notes and if the Indenture Conditions are not satisfied by the Expiration Date, the Company respectfully refers the Staff to the final sentence of the fourth paragraph in "The Offer to Exchange—Purpose of the Offer to Exchange" on page 18 of the Offer to Exchange, as well as to the first risk factor on page 7 of the Offer to Exchange, which explicitly states that in such a situation the Company may be forced to seek protection under U.S. bankruptcy laws.

Daniel F. Duchovny, Esq.
United States Securities and Exchange Commission
February 6, 2009

  The Company also advises the Staff that the Company fully expects that the Indenture Conditions will be satisfied by the Expiration Date and that it will therefore be permitted under the terms of the indenture to use shares of its common stock to satisfy its repurchase obligations. However, as noted in our response to Staff Comment No. 5 above, in the event that the Indenture Conditions are not satisfied and the Company consequently becomes obligated to use cash to satisfy its repurchase obligations, the Company will take all action necessary to comply with Rule 13e-4, including filing an amendment to the Schedule TO and Offer to Exchange to modify the disclosure set forth therein to comply with disclosure requirements that arise in connection with an issuer's use of cash in an issuer tender offer (i.e. source of funds disclosure required by Item 1007(a) of Regulation M-A, disclosure regarding financing conditions as may be required by Item 1007(b), and disclosure regarding borrowed funds that may be required by 1007(d)).

  In response to the Staff's comment, the Company has amended the Offer to Exchange on page 19 to state that any necessary cash payments in lieu of fractional shares will be made with cash on-hand and to indicate that if (i) the Indenture conditions are satisfied, (ii) all holders of 2024 Notes tender all of their notes for repurchase, and (iii) the average closing per share sale price, as reported on the NASDAQ Global Select Market, for the five consecutive trading days ending on February 5, 2009, after being appropriately adjusted, is $0.12 per share, then the Company will issue 584,858,500 shares of its common stock to satisfy its note repurchase obligations.

  Staff Comment:

  Revise to include a toll-free number security holders may call through the entire period of the offer to determine the total amount of shares of common stock to be received as part of the Stock Consideration. Please be certain to highlight this information.

  Company Response:

  In response to the Staff's comment, the Company has amended the Offer to Exchange to include a toll-free number that noteholders may call to determine the total amount of shares of common stock to be received as part of the Stock Consideration.

  Withdrawal of Purchase Notice, page 21

  Staff Comment:

  Disclose that notes not yet accepted for exchange after the expiration of forty business days from the commencement of the offer may be withdrawn. Refer to Rule 13e-4(f)(2)(ii).

  Company Response:

  In response to the Staff's comment, the Company has amended the Offer to Exchange as requested.

* * * *

Daniel F. Duchovny, Esq.
United States Securities and Exchange Commission
February 6, 2009

The Company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 685-4051.

Sincerely,

Mesa Air Group, Inc.

By: /s/ Brian S. Gillman
Name: Brian S. Gillman
Its: Executive Vice President, General Counsel and
Secretary

Enclosures

cc: DLA Piper LLP (US)
     Gregory R. Hall, Esq. (via e-mail: greg.hall@dlapiper.com)